Exhibit 3

Registrant	Assets (in millions)	Amount of Single Insured Bond
Columbia ETF Trust	$26	$300,000
Columbia Seligman Premium Technology Growth Fund, Inc.	260	750,000
Tri-Continental Corporation	1,187	1,250,000